EXHIBIT 99.1

WANDA SPORTS GROUP COMPANY LIMITED
  (Incorporated in Hong Kong with limited liability)
(NASDAQ: WSG)
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
 (Address of principal executive office)

REPORT OF THE DIRECTORS

The directors (the “Directors”) of Wanda Sports Group Company Limited (the “Company”) present their report (this “Report”), the audited consolidated financial statements (collectively, the “Financial Statements”) for the years ended December 31, 2018 and 2019 (the “Reporting Period”) and the auditors’ reports thereon, which are available on the Company’s website at http://investor.wsg.cn/ under the heading “Financials & Filings” and, with respect to the Financial Statements and the auditors’ report only, are also included in the Company’s annual report on Form 20-F filed by the Company with the Securities and Exchange Commission (the “SEC”), which is accessible via the SEC’s EDGAR website (click here). The Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

PRINCIPAL ACTIVITIES

The Company is a company incorporated and domiciled in Hong Kong. Its principal executive offices are located at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, PRC. Its telephone number at this address is +86-10-8585-7456. The Company’s registered office in Hong Kong is located at Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

The Company (and together with its subsidiaries hereafter referred to as the “Group”) is a leading global sports events, media and marketing platform with significant intellectual property rights, long-term relationships and broad execution capabilities through which it creates value for stakeholders in all parts of the sports ecosystem, from rights owners, to brands and advertisers and to fans and athletes.  During the Reporting Period, the Company has through its three business segments (Spectator Sports, DPSS and Mass Participation), been engaged in, among others, the distribution of rights, host broadcasting, media production, the operation, management and licensing of mass participation sports event, brand development and sponsorship, specialized sports-related services, innovative digital media solutions, marketing services, event operations services, brand development services, advertising solutions and ancillary services (such as sponsorship and broadcaster servicing, venue advertising solutions, hospitality and ticketing).

Further information on the Company’s subsidiaries is set out in Note 6 to the audited consolidated financial statements for the years ended December 31, 2018 and December 31, 2019.

BUSINESS OVERVIEW

The Company’s annual report for the year ended December 31, 2019 (the “Annual Report”) is available on its website at http://investor.wsg.cn/ under the heading “Financials & Filings”, and is also included in the Company’s annual report on Form 20-F filed by the Company with the SEC, which is accessible via the SEC’s EDGAR website (click here). The Annual Report provides an overview of the Group’s business and covers the required disclosures under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”), a summary of which is set out below:

Required Disclosures		Relevant Section
1.	A fair review of the Group’s business	Item 3.A. (pages 5 to 8), Item 4.B. (pages 44 to 67) and Item 5.A. (pages 71 to 96) of the Annual Report
2.	Description of the principal risks and uncertainties facing the Group	Item 3.D. (pages 8 to 42) and Item 11 (page 125) of the Annual Report
3.	Particulars of important events affecting the Group that have occurred since December 31, 2019	Item 4.A (pages 42 to 44) and Introductory Note of Item 5 (pages 70 to 71) of the Annual Report
4.	Outlook for the Group’s business	Item 5 (pages 70 to 103) of the Annual Report
5.	Details regarding the Group’s compliance with relevant laws and regulations which have a significant impact on the Group	Disclosure under the section headed “Legal and Administrative Proceedings” in Item 8.A. (page 116) and certain disclosures in Item 3.D. (pages 8 to 42) of the Annual Report
6.	Description of the Group’s relationships with its key stakeholders	Item 7 (pages 112 to 116) of the Annual Report

DIVIDEND

The Directors do not recommend to pay any dividend for the years ended December 31, 2018 and 2019.

SHARE CAPITAL

During the Reporting Period, the Company issued certain shares as follows:

Number and class of shares issued	Consideration received by the Company	Reason for share issuance
1 ordinary share (re-designated into 1 Class B Ordinary Share)	HK$1.00	Incorporation of the Company
169,331,172 Class B ordinary shares (22,363,466 Class B ordinary shares of which were transferred to certain co-investors on May 27, 2019 and automatically converted into Class A ordinary shares at the time of the transfer)
	Shares of Infront Holding AG (“Infront”) and Wanda Sports Holdings (USA) Inc. (“WEH”) with a total value of EUR1,520,816,460.74	The Company issued such shares as consideration for acquiring interests in certain entities which became the subsidiaries of the Company after the acquisition
35,700,000 Class A ordinary shares, represented by 23,800,000 American Depositary Shares (“ADSs”) of the Company	Gross proceeds of US$190,400,000	Public offering of ADSs representing Class A ordinary shares of the Company and listing of ADSs on NASDAQ Global Select Market

Details of the movements in share capital of the Company during the Reporting Period are set out in Note 31 to the audited consolidated financial statements for the years ended December 31, 2018 and December 31, 2019.

DIRECTORS

The Directors during the Reporting Period and up to the date of this Report are as follows: Mr. Lin Zhang, Mr. Hengming Yang, Mr. Honghui Liao, Mr. Philippe Blatter, Mr. Andrew Messick, Mr. Yimin Gao, Mr. Edwin Fung and Mr. Kenneth Jarrett.

Mr. Dongwei Yang was a Director during the Reporting Period but resigned on September 6, 2019.

Pursuant to the articles of association of the Company (the “Articles of Association”), Mr. Edwin Fung, Mr. Andrew Messick, Mr. Yimin Gao and Mr. Kenneth Jarrett, who were appointed by the board of Directors (the “Board”), shall hold office until the first annual general meeting and are up for re-election. It is expected that Mr. Andrew Messick will resign from the Board effective upon the closing of the sale of 100% of the shares of WEH, to Advance, a private family-owned business, pursuant to the terms and conditions of the definitive stock purchase agreement entered into on March 26, 2020 (the “WEH Sale”). The WEH Sale is expected to close at the end of the second quarter of 2020.  Further details of the WEH Sale are set out in “Item 4.A. History and development of the Company – The WEH Sale” of the Annual Report.

MANAGEMENT CONTRACTS

During the Reporting Period, the Company did not enter into any contract, other than the contracts of service with the Directors or any person engaged in the full-time employment of the Company, whereby any individual, firm or body corporate undertakes the management and administration of the whole or any substantial part of any business of the Group.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed “Management Equity Incentive Plan” in this Report, no equity-linked agreements were entered into during the Reporting Period or outstanding at December 31, 2019.

MANAGEMENT EQUITY INCENTIVE PLAN

The management equity incentive plan (the “Management Equity Incentive Plan”) was adopted by the Board on July 4, 2019 and by the shareholders of the Company on July 5, 2019. The purpose of the Management Equity Incentive Plan is to enhance the Company’s ability to retain highly qualified senior officers and key employees, and to motivate such persons to expend maximum effort to improve the Company’s business results and earnings, by providing such persons direct equity interest in its operations and future success. The options granted under the Management Equity Incentive Plan are subject to customary forfeiture and cancellation provisions. The option granted to a participant of the Management Equity Incentive Plan was cancelled in accordance with the Management Equity Incentive Plan and the option award agreement.
The principal terms of the Management Equity Incentive Plan are as follows:
Eligible participants. Certain key members of management will be eligible to participate in the Management Equity Incentive Plan, including among the senior management of the Company’s holding company, Infront, WEH and Wanda Sports Co., Ltd.
Share reserve. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards under the Management Equity Incentive Plan is 5% of the total number of outstanding shares on a fully-diluted basis, subject to automatic increase if the Company issues additional ordinary shares for cash (other than under the Management Equity Incentive Plan or any other equity incentive plan the Company may adopt) during the vesting period from the completion of the Company’s initial public offering (“IPO”) to May 31, 2023. In the case of any such issuance, the number of Class A ordinary shares underlying each option will increase such that the percentage ownership represented by the shares underlying the options held by each option holder will not be diluted by the additional issuance.
Administration. The Board has full power and authority to administer the Management Equity Incentive Plan, and may from time to time delegate such administration to a committee of the Board. These administrative powers include, but are not limited to, designating participants, determining the types of awards to be made, establishing the terms and conditions of any award and amending, supplementing or modifying the terms of any outstanding award subject to certain conditions set forth in the Management Equity Incentive Plan.

Options.  The term of an option granted under the Management Equity Incentive Plan does not exceed 7 years from the date the option is granted. The exercise price in respect of each Class A ordinary share underlying the options is US$0.01. The vesting of the options is subject to time-based and performance-based vesting conditions.  Option awards benefit from customary anti-dilution adjustments.  Options vest over a four-year period, with 20% of the options having vested following completion of the Company’s IPO, and 20% of the options vesting not later than May 31 of each year from 2020 to 2023 (inclusive), subject to the conditions provided under the Management Equity Incentive Plan.
During the Reporting Period, the Company entered into certain option award agreements with certain qualified senior officers and key employees pursuant to the terms of the Management Equity Incentive Plan and such option award agreements subsisted as at December 31, 2019. In connection with the WEH Sale, the Company entered into a conditional agreement with World Triathlon Corporation (“WTC”) and senior executives of WTC, to terminate option award agreements relating to options granted to such executives under the Management Equity Incentive Plan. Pursuant to the conditional agreement, such option award agreements may be terminated and such options, other than the IPO tranche (as defined in the respective option award agreements), under the relevant option award agreements may be cancelled, and may be replaced with a cash bonus pool (the amount of which shall be determined pursuant to the terms of the conditional agreement) for the benefit of such executives and WTC.
Set out below are particulars and movements of the options that have been granted under the Management Equity Incentive Plan during the Reporting Period, as well as the exercised portion of such options under the Management Equity Incentive Plan as at December 31, 2019.  This does not take into account the option granted to a participant of the Management Equity Incentive Plan that was cancelled in accordance with the Management Equity Incentive Plan and the option award agreement.  A portion of the options representing 32,373 Class A ordinary shares were exercised during the Reporting Period, however no Class A ordinary shares underlying such options under the Management Equity Incentive Plan were issued during the Reporting Period.

	Number of Class A ordinary shares underlying the options granted under the Management Equity Incentive Plan
Date of grant	Number of Class A ordinary shares underlying the options as at December 31, 2019	Number of Class A ordinary shares issued following exercise of the relevant portion of the options during the Reporting Period	Exercise price per share
July 26, 2019	4,186,952	-	US$0.01
October 9, 2019	5,514,263	-
Total	9,701,215	-

Further details of the Management Equity Incentive Plan are set out in “Item 6. Directors, Senior Management and Employees Management—B. Compensation” of the Annual Report.

PERMITTED INDEMNITY PROVISIONS

Pursuant to the Articles of Association, subject to the provisions of the Companies Ordinance, every Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto.  There are similar permitted indemnity provisions in the articles of association or other charter documents of the other members of the Group to provide indemnity to directors of such other members of the Group against any third party liability incurred by them in discharging their duties. Director and officer liability insurance (the “D&O Insurance Policy”) is in place for the Directors and its subsidiaries in respect of potential costs and liabilities arising from claims that may be brought against the Directors. The relevant provisions in the Articles of Association were in force during the Reporting Period and as of the date of this Report.  The D&O Insurance Policy was in force from June 7, 2019 and as of the date of this Report. The D&O Insurance Policy also covers the other directors within the Group.

Each of the Directors and executive officers of the Company also benefits from certain indemnification arrangements, under which they are indemnified against certain liabilities and expenses incurred by them in connection with claims made by reason of their service as directors or executive officers of the Company. Further details are set out in “Item 6. Directors, Senior Management and Employees Management – C. Board Practices – Employment Agreements and Indemnification Agreements” of the Annual Report.

ARRANGEMENTS WITH DIRECTORS TO PURCHASE SHARES OR DEBENTURES

During the Reporting Period, pursuant to the Management Equity Incentive Plan, the Company has entered into option award agreements with certain Directors and granted certain options to those Directors pursuant to which such Directors may subscribe for a total of 4,186,952 Class A ordinary shares of the Company.  Such arrangements subsisted as of December 31, 2019. Pursuant to a conditional agreement entered into among the Company, WTC and certain executives of WTC, the option award agreement with Mr. Andrew Messick may be terminated, and the option granted to Mr. Andrew Messick other than the IPO tranche (as defined in the respective option award agreements) under such option award agreement may be cancelled, and may be replaced with a cash bonus pool (the amount of which shall be determined pursuant to the terms of the conditional agreement) for the benefit of Mr. Andrew Messick.  The table below summarizes the options granted to the Directors during the Reporting Period and outstanding as at December 31, 2019:

Name	Class A ordinary shares underlying options awarded
Lin Zhang	-
Hengming Yang	1,208,605
Honghui Liao	431,645
Philippe Blatter	1,273,351
Andrew Messick	1,273,351
Yimin Gao	-
Edwin Fung	-
Kenneth Jarrett	-
Total	4,186,952

Further details of the Management Equity Incentive Plan are set out in “Item 6. Directors, Senior Management and Employees Management—B. Compensation” of the Annual Report.

Saved as disclosed above, at the end of the years ended December 31, 2018 and 2019 and at any time during the Reporting Period, there was no, and there have not subsisted any, arrangements to which the Company or a specified undertaking of the Company is a party and whose objects are, or one of whose objects is, to  enable Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS’ MATERIAL INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

There was no transaction, arrangement or contract of significance in relation to the Group’s business, to which the Company or any of its subsidiary undertakings was a party and in which a Director or an entity connected with him/her had a material interest (whether direct or indirect), which was entered into during the Reporting Period or subsisted at any time during the Reporting Period.

DONATIONS

Set out below are the donations for charitable or other purposes made by the Group during the Reporting Period:

Subsidiary	Amount
Infront Holding AG	EUR119,317.80
World Triathlon Corporation	US$3,092,286.00*
Wanda Sports Co., Ltd.	RMB70,000.00

* Including US$2,532,621.00 contributed by The IRONMAN Foundation.

EVENTS AFTER THE REPORTING PERIOD

Details of significant events that occurred, or are occurring, after the Reporting Period are set out in Note 40 to the audited consolidated financial statements for the year ended December 31, 2018 and Note 42 to the audited consolidated financial statements for the year ended December 31, 2019.

AUDITORS

Ernst & Young Hua Ming LLP, the auditors of the Company will retire at the first annual general meeting and, being eligible, offer themselves for re-appointment. A resolution will be proposed at the first annual general meeting to re-appoint Ernst & Young Hua Ming LLP as the auditors of the Company for the year ended December 31, 2020 and to authorize the Board to fix their remuneration.

For the board of directors

/s/ Lin ZHANG
Lin ZHANG
Member of the Board of Directors Chairman of the Board

Beijing, The People’s Republic of China
Date: May 22, 2020